                       SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C.  20549


                                  Schedule 13D

                   Under the Securities Exchange Act of 1934


                           The Raymond Corporation
      __________________________________________________________________
                               (Name of Issuer)



                                 Common Stock
      __________________________________________________________________
                        (Title of Class of Securities)

                                  754688109
     ____________________________________________________________________
                                (CUSIP Number)

                             Robert H. Hughes, Esq.
                            Harter, Secrest & Emery
                            431 East Fayette Street
                         Syracuse, New York 13202-1919
                                (315) 474-4000
      _________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 May 3, 1996
     ___________________________________________________________________
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d - 1(b)(3), or (4), check the following box [X].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (1) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                (Page 1 of 5)

   1        Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

   2        Check the Appropriate Box If a Member of A Group*                                        (a) [ ]
                                                                                                     (b) [ ]

   3        SEC Use Only

   4        Source of Funds*

   5        Check Box If Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e)

   6        Citizenship or Place of Organization
                   United States

   Number of Shares     7       Sole Voting Power -  730,562
     beneficially
    owned by each       8       Shared Voting Power - 6,756 - Madeleine Raymond Trust; f/b/o Great-
   reporting person             Grandchildren; 33,757 - Ellen R. Raymond Trust f/b/o Ellen R. Raymond;
         with                   118,020 - George G. Raymond, Jr. Testamentary Trust; 160,557 - George G.
                                Raymond, Jr. Co-Trustee, f/b/o Madeleine Young

                        9       Sole Dispositive Power - 730,562

                       10       Shared Dispositive Power - 6,756 - Madeleine Raymond Trust; f/b/o Great-
                                Grandchildren; 33,757 - Ellen R. Raymond Trust f/b/o Ellen R. Raymond;
                                118,020 - George G. Raymond, Jr. Testamentary Trust; 160,557 - George G.
                                Raymond, Jr. Co-Trustee, f/b/o Madeleine Young

   11       Aggregate Amount Beneficially Owned By Each Reporting Person
                   10.3%

   12       Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*                       [x]
                 See 7-10 Above

   13       Percent of Class Represented by Amount in Row (11)
                 3.4%

   14       Type of Reporting Person*
                   IN


                      SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                                 (Page 2 of 5)

ITEM 1.  SECURITY AND ISSUER

       This Schedule 13D relates to the Common Stock of The Raymond Corporation, a New York corporation, Greene, New York.


ITEM 2.  IDENTITY AND BACKGROUND

       On May 3, 1996 at a meeting of the Board of Directors of Raymond Corporation, Mr. George Raymond, a Director, advised that he was considering a number of alternatives directed at maximizing the value of his direct and beneficial holdings of Raymond Corporation Common Stock and to facilitate his personal Estate Planning. Mr. Raymond indicated that some of these alternatives involved disposition of his interest as a block to one or more buyers which could result in a "change of control" as that term is used under the Federal Securities laws. Mr. Raymond specifically asked whether the Board of Directors was interested in a sale of the Corporation as a whole as a benefit to all shareholders equally and was subsequently advised that the Board as a whole generally had no such interest. Mr. Raymond is continuing to explore various options available including sales at the market, a registered secondary offering, negotiated sale to one or more strategic or financial buyers, or other activities which might result in a change of control or a sale of the business.

       (a)    George G. Raymond, Jr.

       (b)    7920 Grand Bay Drive, Naples, Florida 33963

       (c)    Individual and Trusts.

       (d) During the last five years, Mr. Raymond has not been convicted in a criminal proceeding.

       (e) During the last five years, Mr. Raymond has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

       See Item 2 above.

ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER

       See Item 2 Above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE REGISTRANT.

       Not Applicable.





                                 (Page 3 of 5)

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.





                                 (Page 4 of 5)
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                                   SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.





                                             By: /s/ George G. Raymond, Jr.
                                                -------------------------------
                                                     George G. Raymond, Jr.




                                 (Page 5 of 5)